SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Unify Corporation
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                    904743101
                                    ---------
                                 (CUSIP Number)

                              Benjamin James Taylor
                              45 Rockefeller Plaza
                                   Suite 2570
                               New York, NY 10111
                              --------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   11/30/2007
                                    ---------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or Rule 13d-1(g), check the following box |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 904743101                                            Page 2 of 5 Pages
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1     NAME OF REPORTING PERSONS

      Sophrosyne Technology Fund Ltd.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                         (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS (see instructions)

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
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NUMBER OF         7     SOLE VOTING POWER                               380,000*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER                             -0-
OWNED BY          --------------------------------------------------------------
THE               9     SOLE DISPOSITIVE POWER                          380,000*
REPORTING         --------------------------------------------------------------
PERSON WITH       10    SHARED DISPOSITIVE POWER                        -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

      380,000*
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12    CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (see instructions)
                                                                             |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.7%
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14    TYPE OF REPORTING PERSON (see instructions)

      OO
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*Through his position as Director of Sophrosyne Technology Fund Ltd., Mr.
Benjamin James Taylor has the power to dispose of or direct the disposition of the shares of Common Stock. As a result, Mr. Taylor may under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock. Mr. Taylor disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him, except to the extent of his pecuniary interest as a stockholder of Sophrosyne Technology Fund Ltd.


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

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (the "Schedule 13D"), relates to common stock, par value $0.001 ("Common Stock") of Unify Corporation, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2101 Arena Boulevard, Sacramento, CA 95834.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by Sophrosyne Technology Fund Ltd. (the "Fund"). The foregoing entity is hereinafter sometimes referred to as the "Reporting Person."

(b)-(c) The Fund is a Cayman Islands corporation. The Fund is engaged in investments primarily in securities of companies that are beneficiaries of technological change. The address of the Fund's principal office and principal place of business is Ogier Fiduciary Services (Cayman) Ltd., Queensgate House, South Church Street, P.O. Box 12349T, Grand Cayman.

(d)-(e) During the last five years the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 30, 2007, the Fund acquired 59,500 shares of the Issuer's Common Stock for a purchase price of $370,464.85. The funds came from the working capital of the Fund.

ITEM 4. PURPOSE OF TRANSACTION.

The securities referred to this in Schedule 13D have been acquired by the Fund for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. The Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Except as set forth above, the Reporting Person does not have any plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;


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

      (f) any other material changes in the Issuer's business or corporate structure, including but not milted to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole power to dispose or to direct the disposition or shared power to dispose or direct the disposition.

(c) The Reporting Person has not effected any transactions in the Common Stock in the past sixty days.

(d) To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.


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

                                S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: December 7, 2007                  SOPHROSYNE TECHNOLOGY FUND, LTD.

                                        By: /s/ Benjamin James Taylor
                                            ------------------------------------
                                        Name: Benjamin James Taylor
                                        Title: Authorized Representative


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